[WACHTELL, LIPTON, ROSEN & KATZ LETTERHEAD]

July 9, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:	Schedule 14A Relating to Bausch & Lomb Incorporated

Ladies and Gentlemen:

        On behalf of Bausch & Lomb Incorporated, a New York corporation (the "Company"), we are submitting for filing the Company's Proxy Statement under cover of Schedule 14A (the "Schedule 14A"). The Schedule 14A relates to the Company's solicitation of proxies in connection with the Agreement and Plan of Merger, dated May 16, 2007, among WP Prism LLC, WP Merger Sub Inc., and the Company.

        In connection with the filing of the Schedule 14A, a filing fee of $112,873.24 in cash was paid to the Commission on July 9, 2007.

        If you have any questions regarding this filing, please contact me at (212) 403-1206 or Carmen Woo at (212) 403-1138, both of this office, as counsel to the Company.

Very truly yours, /s/ Patricia A. Vlahakis Patricia A. Vlahakis cc: Robert B. Stiles (Bauch & Lomb Incorporated)